Exhibit (e)(16)

INDEX NO. 651270/2010
NYSCEF DOC. NO. 26	RECEIVED NYSCEF: 10/05/2010

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
-----------------------------------------------------------------------------x
GABRIELLA CENTONZE, individually and
on behalf of all others similarly situated,
Index No. 651270/2010
Plaintiff,

v.

GEORGE JUDD, HOWARD COHEN,
ROBERT WARDEN, M. RICHARD
WARNER, STEVEN MAYER, MARK
SUWYN, RICHARD GRANT, RICHARD
MARCHESE, CHARLES MCELREA, ALAN
SCHUMACHER, BLUELINX HOLDINGS
INC., and CERBERUS ABP INVESTOR
LLC,

Defendants
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MEMORANDUM OF LAW IN SUPPORT OF PLAINTIFF’S
MOTION FOR A TEMPORARY RESTRAINING ORDER

LEVI & KORSINSKY, LLP
Joseph E. Levi
Shannon L. Hopkins
30 Broad Street, 15th Floor
New York, New York 10004 Tel: (212) 363-7500
Fax: (212) 363-7171

Attorneys for Plaintiff

DATED: October 4, 2010

TABLE OF CONTENTS

INTRODUCTION	1

STATEMENT OF FACTS	3

I. Company Background	3

II. The Proposed Transaction is Coercive	6

III. The Materially Misleading and Incomplete Recommendation Statement	8

A. Material Mistakes in the computations of Value in the Fairness Opinion	8

B. Material Omissions in the Fairness Opinion	10

C. Material Omissions regarding the Sales Process	12

ARGUMENT	13

I. THE PROPOSED TRANSACTION SHOULD BE ENJOINED TO PREVENT SHAREHOLDERS FROM SUFFERING IRREPARABL HARM	13

A. Applicable Standard for Granting Injunctive Relief	13

B. The Tender Offer is Coercive	14

C. Plaintiff Is Likely to Succeed on His Claim That the Board Failed to Provide Shareholders with Material Information	16

1. Material Mistakes in the computations of Value in the Fairness Opinion	17

2. Material Omissions and Misrepresentations Regarding Financial Analyses Performed by Citadel	19

D. Defendants’ Failure to Disclose Material Information Will Cause Irreparable Harm to BlueLinx Shareholders	20

E. The Equities Are Balanced in Plaintiff’s Favor	21

CONCLUSION	23

i

TABLE OF AUTHORITIES

Cases
Arnold v. Soc’y for Sav. Bancorp., Inc., 650 A.2d 1270 (Del. 1994)	16
Blanchette v. Providence & Worcester Co., 428 F. Supp. 347 (D. Del. 1977)	16
Burlington Indus., 666 F. Supp. 799	23
Cruz v. McAneney, 29 A.D.3d 512, 813 N.Y.S.2d 671 (2d Dep’t 2006)	13
In re Anderson, 519 A.2d 669	24
In re Emerging Commun’s., Inc. S’holder Litig., No. Civ. A. 16415, 2004 WL 1305745 (Del. Ch. June 4, 2004)	18
In re HCA Inc. S’holders Litig., 2006 WL 3480273 (Del. Ch. Nov. 20, 2006)	21
In re Netsmart Technologies, Inc. S’holders Litig., C.A. No. 2563-VCS, 924 A.2d 171 32 Del. J. Corp. L. 941 (Del. Ch. 2007)	21
In re PNB Hldg. Co. S’holder Litig., No. Civ. A. 28-N, 2006 WL 2403999 (Del. Ch. 2006)	18
In re Pure Resources, Inc. S’holder Litig., 808 A.2d 421 (Del. Ch. 2002)	14, 20, 21
In re Staples S’holder Litig., 792 A.2d 934 (Del. Ch. 2001)	23
In re the MONY Group Inc. S’holder Litig., 852 A.2d 9 (Del. Ch. 2004)	20
ODS Technologies, L.P. v. Marshall, 832 A.2d 1254 (Del. Ch. 2003)	21, 22
Ortsman v. Green, 2007 Del. Ch. LEXIS 29 (Del. Ch. Feb. 28, 2007) C.A. No. 2670-N	21
Qwest Communications Int’l Inc. v. Nat’l Union Fire Ins. Co. of Pittsburgh, 821 A.2d 323 (Del. Ch. 2003)	14
Rosenblatt v. Getty Oil Co., 493 A.2d 929 (Del. 1985)	16, 17
Shell Petroleum, Inc. v. Smith, 606 A.2d 112 (Del. 1992)	16
Simonetti Rollover IRA v. Margolis, C.A. No. 3694-VCN, 2008 WL 5048692 (Del. Ch. June 27, 2008)	17, 20
Stroud v. Grace, 606 A.2d 75 (Del. 1992)	16
TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438 (1976)	17
W. T. Grant Co. v. Srogi, 52 N.Y.2d 496, 438 N.Y.S.2d 761 (1981)	13
Zirn v. VLI Corp., 621 A.2d 773 (Del. 1993)	16

ii

     Pursuant to CPLR 6301 et seq., Plaintiff Gabriella Centonze (“Plaintiff”), by her attorneys, respectfully submits this memorandum of law in support of his Motion for a Temporary Restraining Order.
INTRODUCTION
     Shareholders of Defendant BlueLinx Holdings Inc. (“BlueLinx” or the “Company”) stand to suffer irreparable harm due to the proposed merger between BlueLinx and Cerberus ABP Investor LLC (“Cerberus”) whereby Cerberus seeks to acquire all of the outstanding shares of BlueLinx for $4.00 per share (the “Tender Offer” or the “Proposed Transaction”). The Proposed Transaction will take the form of an all-cash tender offer by Cerberus, which expires on October 8, 2010, four days from now.
     The Proposed Transaction should be enjoined for multiple reasons. BlueLinx’s board of directors (the “Board”), whom the Company’s shareholders depend upon to maximize shareholder value, conducted a flawed and hurried sales process by, among other things, failing to seek out potential acquirers for the Company. Moreover, the tender offer is coercive. The Offer to Purchase filed by Cerberus on September 23, 2010 and the Stockholder Agreement entered into between the Company and Cerberus on September 22, 2010 (the “Stockholder Agreement”) do not adequately protect the Company’s minority stockholders. Pursuant to the terms of these agreements, if following the expiration of the tender offer, Cerberus owns less than 90% of the Company’s outstanding stock, the tender offer will still be completed, and will thus leave the Company’s minority stockholders who did not tender their shares holding virtually illiquid stock. Accordingly, to prevent holding potentially illiquid shares, the Company’s minority stockholders are practically being forced to tender their shares in the Proposed Transaction.

     On September 23, 2010, Cerberus formally commenced the Tender Offer, which is scheduled to expire on Friday, October 8, 2010. Also on September 27, 2010, BlueLinx filed its Schedule 14D-9 Solicitation/Recommendation Statement (the “Recommendation Statement”), wherein the Company’s Board set forth certain information about the Proposed Transaction and recommended that BlueLinx shareholders tender their shares to Cerberus before expiration of the offer on October 8, 2010.
     Pursuant to well-established corporate jurisprudence, BlueLinx’s Board members are obligated to provide shareholders with all material information concerning the Proposed Transaction, yet the Recommendation Statement contains numerous material misrepresentations and omissions. In particular, the Recommendation Statement fails to disclose material facts concerning the methodologies, inputs, and analyses performed by the Company’s financial advisor, Citadel Securities, LLC (“Citadel”), used in rendering its fairness opinion on the $4.00 per share merger consideration, as well as material information concerning the sales process. Disclosure of this information is crucial to any shareholder that attempts to evaluate the fairness of the meager $4.00 consideration being offered by Cerberus, and Defendants’ failure to provide these disclosures constitutes a clear breach of their fiduciary duties owed to BlueLinx shareholders.
     Due to the controlling status of Cerberus (owns approximately 55.39% of the Company), the Proposed Transaction to be reviewed by the Courts under enhanced scrutiny to determine whether the tender offer is entirely fair. The Individual Defendants disregard their fiduciary duties to BlueLinx and its public shareholders by rushing to bind the Company in a deal with Cerberus, rather than adequately inform themselves, seek other suitors and at the very least attempt to maximize shareholder value.

     BlueLinx shareholders will suffer irreparable harm if they are forced to decide whether to tender their shares in reliance upon the materially incomplete misleading Recommendation Statement (a coercive tactic by Cerberus) and be deprived of potentially millions of dollars in additional consideration. This motion seeks to prevent such harm by asking this Court to issue a temporary restraining order to enjoin BlueLinx from consummating the Proposed Transaction. Accordingly, Plaintiff must act now in order to ensure that he can enjoin the Tender Offer before it expires on October 8, 2010.
STATEMENT OF FACTS
I. Company Background
     BlueLinx is a leading distributor of building products in the United States. The Company operates in all of the major metropolitan areas in the United States and, as of January 2, 2010, has distributed more than 10,000 products to approximately 11,500 customers through their network of more than 70 warehouses and third-party operated warehouses. The Company distributes products in two principal categories: structural products and specialty products. Structural products, which represented approximately 44% and 50% of their fiscal 2009 and fiscal 2008 gross sales, include plywood, oriented strand board, rebar and remesh, lumber and other wood products primarily used for structural support, walls and flooring in construction projects. Specialty products, which represented approximately 56% and 50% of their fiscal 2009 and fiscal 2008 gross sales, include roofing, insulation, specialty panels, moulding, engineered wood products, vinyl products (used primarily in siding), composite decking and metal products (excluding rebar and remesh).
     Like most other companies participating in the housing industry, BlueLinx has recently suffered from the housing market downturn that began a few years ago. However, BlueLinx has successfully survived through it and is now poised to see future growth in its business. On

February 17, 2010, the Company reported financial results for the fourth quarter ending January 2, 2010. For the quarter, the Company generated net income of $12.0 million compared with a net loss of $25.1 million in the year-ago period. The Company reported that revenues decreased 27% to $366.1 million from $501.5 million for the same period a year ago. BlueLinx President and CRO George Judd (“Judd”) was optimistic that the Company had reached the bottom of a “four-year decline” and that the Company was poised to improve in 2010. As he stated: “While conditions remain difficult, I believe that we have reached the bottom of this four-year decline...As we move forward in 2010, we are confident in our ability to both increase our share of the market and maintain the operating discipline that we demonstrated throughout 2009.”
     As predicted, the Company began to improve in 2010. On May 6, 2010, BlueLinx announced its financial results for the first quarter ending April 3, 2010. The Company reported a net loss of $14.7 million for the quarter, which was a significant improvement to the staggering net loss of $60.7 million the Company reported for the same quarter in 2009. In addition, the Company reported that revenues increased 6% to $431.1 million from $407.1 million for the same period a year ago. The Company also reported that gross profit for the quarter totaled $52.3 million, up 18% from $44.3 million in the prior-year period. Judd commented that the results would have even been better had their not been “unusually severe weather conditions throughout the country,” and that demand for the Company’s products is poised for increase. As he stated: “While we achieved our first year over year quarterly increase in revenue in four years, our results were hindered by unusually severe weather conditions throughout the country...However, since the later part of the first quarter, we have seen an increase in demand for our products as the housing market appears to have begun its recovery.” [Emphasis Added].

The Company showed even more improvement during the second quarter. On August 5, 2010, the Company announced its results for the second quarter of 2010 announcing that (a) revenues increased 27.7% to $540.8 million from $423.5 million for the same period a year ago; (b) Overall unit volume rose 11.9% compared to the year-ago period; and (c) gross profit for the second quarter totaled $64.1 million, up 32.8% from $48.3 million in the prior-year period. Judd commented on the Company’s solid performance during the quarter staging: “The second-quarter business climate was characterized by unprecedented volatility in the structural wood-based products market and a sluggish recovery of demand for products related to new home construction...Despite this challenging environment, we performed well as we grew our unit volume by 11.9% and increased our gross profit by 32.8%...”
     In an August 5, 2010 conference call discussing the Company’s financial results, Judd commended the Company’s ability to survive the downturn and was optimistic about the Company’s future success, stating in part:
As we have done since the housing market downturn began over four years ago, we have tightly managed our accounts receivable portfolio and credit approval processes. Our bad debt expense is down 75% over the prior year quarter. We continued to aggressively manage inventories, receivables, and keep our tight controls on our cost structure without diminishing our ability to achieve our business objectives.
In May we added Joe Costello [ph] to our senior management team as senior vice president of our western regions. Joe is a former senior executive with several other companies, most recently Louisiana Pacific. He will lead our Western operations, which have been performing below their potential. I am excited to have someone of Joe’s caliber joining the BlueLinx team, and look forward to his leadership as we work to facilitate growth in our Western operations. There continues to be uncertainty around the macro economic factors that drive our business. I believe when consumer competence rises and unemployment rates decline, we will begin to see sustainable improvements in the housing market.
In closing, we cannot control the external environment but we can work to ensure our company is well positioned in this challenging environment, and ready to capitalize on opportunities as business resumes a more normal phase. Guided by our long-term objectives, I believe the actions and decisions we are making each day position BlueLinx for long-term success.
II. The Proposed Transaction is Coercive
     With the Company poised for growth, Cerberus used it as the perfect opportunity to snatch away the Company while it was undervalued. On July 22, 2010, Cerberus issued a press release announcing that it intends to make a tender offer to acquire all of the outstanding shares of BlueLinx for $3.40 per share. In addition, in a letter sent to the Board on July 21, 2010, Cerberus stated that it was interested only in acquiring the BlueLinx shares not already owned by it and that it had no current interest in selling its stake in BlueLinx nor would it currently expect to vote in favor of any alternative sale, merger or similar transaction.
     On August 2, 2010, Cerberus filed an Offer to Purchase with the SEC commencing the tender offer. On September 23, 2010, Cerberus filed an amended Offer to Purchase (the “Offer to Purchase”) which increased the tender offer to price to $4.00 per share and set the expiration of the tender offer to October 8, 2010. Pursuant to the Offer to Purchase, if following the consummation of the tender offer, Cerberus owns 90% or more of the Company’s outstanding shares, Cerberus will consummate a short form merger between the Company and Cerberus, the Company will become a privately-held Company, and the rights of the public shareholders to share in the future growth of the Company will be extinguished. If, however, Cerberus owns less than 90% of the Company’s common stock, the Offer to Purchase provides that Cerberus may still complete the tender offer, which would thus leave the minority stockholders who did not tender their shares holding a virtually illiquid stock.
     The tender offer is coercive. The Offer to Purchase and Stockholder Agreement do not adequately protect the Company’s minority shareholders in case Cerberus owns less than 90% of the Company’s common stock following expiration of the tender offer.

If following expiration of the tender offer Cerberus owns at least 90% of the Company’s outstanding shares it will effectuate a short-form merger pursuant to the Delaware General Corporation Law. However, if following expiration of the tender offer, Cerberus owns less than 90% of the Company’s outstanding stock, the tender offer will still be completed. The Offer to Purchase provides that “Cerberus may waive the 90% Condition and complete the [Tender] Offer, in which case any Shares not tendered in the [Tender] Offer or the subsequent offering period would remain outstanding.” In such a scenario, the Company’s minority stockholders who do not tender their shares will be left holding a virtually illiquid stock.
     Rather than ensuring that the 90% threshold be a condition to completion of the tender offer, the Special Committee negotiated a series of so-called additional protections for the Company’s minority shareholders to prevent the illiquidity of their shares. These provisions are in fact illusory whose occurrence is left to Cerberus’s “best efforts.” For example, pursuant to the Stockholder Agreement, Cerberus has agreed to use its “best efforts” to ensure that the Company not cease to maintain the Company’s status as a public reporting company and will use its “best efforts” to continue to have the shares listed for trading on the NYSE. In addition, Cerberus and the Company agreed that should it own less than 90% of the Company’s outstanding shares upon expiration of the tender offer, it will extend the tender offer for a mere five days. In all, the terms of the Stockholder Agreement do not adequately protect the Company’s minority shareholders in case Cerberus does not reach the 90% threshold. Accordingly, to prevent holding potentially illiquid shares, the Company’s minority stockholders are practically being forced to tender their shares in the Proposed Transaction and is thus a coercive tender offer.

III. The Materially Misleading and Incomplete Recommendation Statement
     On September 27, 2010, BlueLinx filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the SEC. Plaintiff and Plaintiff’s counsel fastidiously reviewed the Recommendation Statement and other public documents and ascertained that the Recommendation Statement contained materially misleading misrepresentations or omissions concerning, inter alia, the fairness of the sales process and the valuation methods used by the Company’s financial advisor, Citadel to determine that the price being offered was supposedly fair, making it impossible for BlueLinx shareholders to make a fully informed decision whether to tender their shares and cast their votes in favor of the Proposed Transaction.
     The Recommendation Statement fails to provide the Company’s shareholders with material information and provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in the Proposed Transaction.
A. Material Mistakes in the computations of Value in the Fairness Opinion
     The Recommendation Statement provided the financial projections prepared by BlueLinx management, for fiscal years 2010 — 2015 designated as the “Base Case”, “Downside Case”, and “Upside Case.” As an exhibit to the Recommendation Statement is Citadel’s Discounted Cash Flow Analysis (“DCF”) set forth on page 32 of the Presentation to the Special Committee where, using the Base Case projections, Citadel concludes the implied value per share for BlueLinx is negative $0.41 to $3.53 per share, with a mid-point value of $1.48 per share, assuming a 9 percent discount rate and a terminal value EBITDA multiple of 6x.
     It is the opinion Plaintiff’s expert that the methodology Citadel applied in its DCF analysis, specifically with respect to the terminal EBITDA value, is unreasonable and results in an understated implied value for the Company. See Exhibit A of the Declaration of Joseph Levi — Affidavit of Cynthia Jones.
          The Base Case forecast projects that BlueLinx’s EBITDA, which was negative $9.3 million in 2009, is expected to be negative $6.5 million in 2010, and will turn positive in 2011 ($27.3 million) and increase to more than $200 million by the end of the forecast period. The increase in BlueLinx’s revenue and EBITDA is projected to increase as U.S. housing starts improve from uncharacteristically low levels. In computing the terminal value portion of the DCF, which is the generally thought of as the value of ongoing operations beyond the forecast period, Citadel averaged BlueLinx’s historical EBITDA for 2009 with the projected EBITDA for 2010 — 2015 to arrive at “normalized” EBITDA of $77 million. It applied multiples to this average EBITDA of 5.0 to 7.0x in computing terminal value. Citadel’s terminal value calculation assumes that the recent and current disruption in the housing market is indicative of a “normal” business cycle, when, in fact, housing starts in 2009 at .554 million were the lowest in the last 50 years, and were approximately one-third of the average housing starts of 1.5 million annually since 1959. It does not factor in the possibility that there will be a sustained recovery in housing starts, beyond the forecast period, that mimics historical economic cycles.
          The expert replicated the DCF analysis prepared by Citadel. In addition, the expert performed a sensitivity analysis with regard to the terminal value EBITDA. Her sensitivity analysis shows three different terminal value EBITDA’s as follows:
1)	The average EBITDA projected for fiscal years 2011 — 2015, which results in implied value per share of $5.17 per share;

2)	The mid-point EBITDA projected for fiscal year 2013, which results in implied value per share of $4.47 per share; and

3)	The final year EBITDA projection, which results in implied value per share of $15.44.
          The expert’s analysis demonstrates that Citadel’s DCF analysis, and resulting conclusion that BlueLinx’s implied value is between negative $0.41 and $3.53 per share is highly dependent upon the assumed terminal value EBITDA. Empirical data for U.S. housing starts supports that the correction experienced recently was unprecedented as compared to the last 50 years. While it may be generally acceptable to “normalize” EBITDA to account for business cyclicality, in this particular case, the methodology used understates the implied value of BlueLinx.
          Also, the methodology Citadel applied in its Comparable Company Analysis and Precedent Transaction Analysis, specifically with respect to the use of EBITA multiples (as opposed to revenue multiples), is unreasonable and results in an understated implied value for the Company. For example, in the Comparable Company Analysis using the 2010 estimated EBITA multiples of public distribution companies and applying those multiples to the 2010 estimated EBITA for the Company yields an implied per share value on the “low” end of the range to be a negative $13.03 per share and a negative $13.41 on the “high” end of the range. A different multiple should have been used because the EBITA multiples do not satisfy any reasonableness check.
          B. Material Omissions in the Fairness Opinion
               The Recommendation Statement fails to disclose material information concerning the projections prepared by Company management. In particular, the Recommendation Statement fails to describe the key assumptions that led to the differences in the Base Case, Downside Case, and Upside Case projections, as well as Company management’s and the Special Committee’s beliefs as to which set of projections was the most likely or reasonable to achieve. This is particularly important considering the financial analyses conducted by Citadel, the Special Committee’s financial advisor, yielded significantly different values of the Company depending upon which set of projections were used. For example, the Discounted Cash Flow Analysis conducted by Citadel yielded a value of BlueLinx as high as $6.50 per share under the Upside Case projections, but a value as high as $3.53 per share and $1.24 per share using the Base Case and Downside Case projections respectively. Accordingly, it is material for shareholders to know the key assumptions underlying their differences and the relative likelihood of attaining each set.
          In addition, the Recommendation Statement fails to disclose whether the Special Committee provided the Stretch Plan projections to Citadel; if not, the reasons for not doing so; and if so, the reasons Citadel did not use the Stretch Plan projections in its various financial analyses.
          Further, the Recommendation Statement completely fails to disclose certain material information concerning the Precedent Transaction Analysis conducted by Citadel. The Recommendation Statement fails to disclose the criteria for selecting the transactions used in the analysis and the reasons all of the transactions selected involved change of control transactions considering the Proposed Transaction does not involve a change of control. In addition, the Recommendation Statement should disclose the specific criteria and judgments made by Citadel in selecting the 6.0x-8.0x reference ranges for both the Wood-Products Transactions LTM and Distributors Transactions LTM multiples. This is particularly important considering such reference ranges were well below the mean multiples observed for such transactions (a 32.9x mean LTM multiple was observed for for Wood-Products Transactions and a 9.0x mean LTM multiple was observed for for Distributors Transactions).

          The Recommendation Statement also fails to disclose what fees Citadel is receiving in connection with their services to the Special Committee as well as what portion of the fee is contingent on the Proposed Transaction closing. The Recommendation Statement also fails to disclose whether Citadel has provided any services to BlueLinx or Cerberus in the past two years, and if so to disclose the nature and extent of such services and the amount of compensation received. It is material for shareholders to be informed of any other financial and economic interests Citadel has in the Proposed Transaction or in the parties involved that could be perceived or create a conflict of interest.
          C. Material Omissions regarding the Sales Process
          The Recommendation Statement also fails to disclose important information concerning the very limited sales process conducted by the Special Committee as well as the discussions and negotiations with Cerberus. In particular, the Recommendation Statement fails to disclose (a) the criteria used to determine the three parties that were deemed to have the “most interest in discussing a potential transaction”; and (b) the reasons only three companies were contacted to seek out their interest in a transaction with the Company; and the reasons no additional parties were contacted after all three parties indicated they were not interested in pursuing a transaction with the Company.
          Moreover, the Recommendation Statement fails to disclose the reasons the Special Committee recommended the $4.00 per share Proposed Transaction consideration considering that the Special Committee determined on August 16, 2010 that “in order to allow the minority stockholders the opportunity to share in the upside potential of the Company’s future prospects, $5.00 per Share was a price at which the Special Committee believed it could provide a favorable recommendation to the Company’s stockholders.”

          Absent this Court’s intervention, Plaintiff and other members of the Class will suffer irreparable harm if asked to vote on the Proposed Transaction without disclosure of all material facts concerning the Proposed Transaction necessary to make an informed vote.
ARGUMENT
I.	THE PROPOSED TRANSACTION SHOULD BE ENJOINED TO PREVENT SHAREHOLDERS FROM SUFFERING IRREPARABL HARM
          Injunctive relief is appropriate here because BlueLinx shareholders are being asked to tender their shares to Cerberus and forfeit their entire interest in the Company in reliance upon a materially misleading and inadequate Recommendation Statement. Indeed, Plaintiff and all other shareholders will be prevented from making a fully informed decision on whether to tender their shares to Cerberus. Because this constitutes irreparable that is appropriately remedied through injunctive relief, Plaintiff’s motion should be granted.
          A. Applicable Standard for Granting Injunctive Relief
          A party is entitled to a temporary restraining order upon a showing of: (i) a likelihood of success on the merits; (ii) irreparable injury in the absence of injunctive relief; and (iii) that the equities are balanced in that party’s favor. See, e.g., W. T. Grant Co. v. Srogi, 52 N.Y.2d 496, 517, 438 N.Y.S.2d 761, 771 (1981); Cruz v. McAneney, 29 A.D.3d 512, 813 N.Y.S.2d 671 (2d Dep’t 2006). The standard for enjoining a transaction is less than that which would be required to secure final relief following trial because it explicitly requires only that the record establish a reasonable probability that this greater showing will ultimately be made. Qwest Communications Int’l Inc. v. Nat’l Union Fire Ins. Co. of Pittsburgh, 821 A.2d 323, 327-28 (Del. Ch. 2003). As discussed below, Plaintiff has shown all three elements.

B. The Tender Offer is Coercive
          In order to address the potential for coercion and unfairness posed by controlling stockholder tender/exchange offers (i.e., what the Court termed the “prisoner’s dilemma”), the Court held that “our law should consider an acquisition tender offer by a controlling stockholder non-coercive only when”:
•	it is subject to a non-waivable majority of the minority tender condition;

•	the controlling stockholder promises to consummate a prompt §253 merger at the same price if it obtains more than 90% of the shares; and

•	the controlling stockholder has made no retributive threats. In re Pure Resources, Inc. S’holder Litig., 808 A.2d 421, 449 (Del. Ch. 2002).
          These protections, the Court reasoned, “minimize the distorting influence of the tendering process on voluntary choice” and “recognize the adverse conditions that confront stockholders who find themselves owning what have become very thinly traded shares.” Id. The Court also held that the informational and timing advantages possessed by the controlling stockholder also require some countervailing protection if the minority is to truly be afforded the opportunity to make an informed, voluntary tender decision. Id. In this regard, the Court held that the majority stockholder owes a duty to permit the independent directors on the target board:
•	both free rein and adequate time to react to the tender offer, by (at the very least) hiring their own advisors and providing the minority with a recommendation as to the advisability of the offer;

•	and to disclose adequate information for the minority to make an informed judgment. Id.
          In addition, the Court also held that the controlling stockholder has a duty of fair disclosure and a duty to avoid misleading the independent directors and the minority stockholders. Id., n.47.

          The tender offer is coercive. The Offer to Purchase and Stockholder Agreement do not adequately protect the Company’s minority shareholders in case Cerberus owns less than 90% of the Company’s common stock following expiration of the tender offer.
          If following expiration of the tender offer Cerberus owns at least 90% of the Company’s outstanding shares it will effectuate a short-form merger pursuant to the Delaware General Corporation Law. However, if following expiration of the tender offer, Cerberus owns less than 90% of the Company’s outstanding stock, the tender offer will still be completed. The Offer to Purchase provides that “Cerberus may waive the 90% Condition and complete the [Tender] Offer, in which case any Shares not tendered in the [Tender] Offer or the subsequent offering period would remain outstanding.” In such a scenario, the Company’s minority stockholders who do not tender their shares will be left holding a virtually illiquid stock.
          Rather than ensuring that the 90% threshold be a condition to completion of the tender offer, the Special Committee negotiated a series of so-called additional protections for the Company’s minority shareholders to prevent the illiquidity of their shares. These provisions are in fact illusory whose occurrence is left to Cerberus’s “best efforts.” For example, pursuant to the Stockholder Agreement, Cerberus has agreed to use its “best efforts” to ensure that the Company not cease to maintain the Company’s status as a public reporting company and will use its “best efforts” to continue to have the shares listed for trading on the NYSE. In addition, Cerberus and the Company agreed that should it own less than 90% of the Company’s outstanding shares upon expiration of the tender offer, it will extend the tender offer for a mere five days. In all, the terms of the Stockholder Agreement do not adequately protect the Company’s minority shareholders in case Cerberus does not reach the 90% threshold.
          Accordingly, to prevent holding potentially illiquid shares, the Company’s minority stockholders are practically being forced to tender their shares in the Proposed Transaction and is thus a coercive tender offer.
C.	Plaintiff Is Likely to Succeed on His Claim That the Board Failed to Provide Shareholders with Material Information
          Directors “are under a fiduciary duty to disclose fully and fairly all material information within the board’s control when it seeks shareholder action.” Arnold v. Soc’y for Sav. Bancorp., Inc., 650 A.2d 1270, 1277 (Del. 1994) (citing, inter alia, Shell Petroleum, Inc. v. Smith, 606 A.2d 112, 114 (Del. 1992)) (emphasis added). See also Shell Petroleum, 606 A.2d at 114 (Del. 1992); Stroud v. Grace, 606 A.2d 75, 84-5 (Del. 1992); Rosenblatt v. Getty Oil Co., 493 A.2d 929, 944 (Del. 1985).1 “[M]anagement has a heavy burden to insure that disclosure is complete and non-misleading, especially with respect to shareholders whose interests may differ from their own.” Blanchette v. Providence & Worcester Co., 428 F. Supp. 347, 354 (D. Del. 1977). The “materiality standard is an objective one, measured from the point of view of the reasonable investor,” not from “the subjective views of the directors.” See Zirn v. VLI Corp., 621 A.2d 773, 779 (Del. 1993). A fact is material if a reasonable stockholder would consider it important in deciding how to vote. Rosenblatt, 493 A.2d at 944 (Del. 1985) (citing, inter alia, TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976)). An omission is material when it “would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” Rosenblatt, 493 A.2d at 944 (quoting TSC, 426 U.S. at 449). The materiality standard “does not require proof of a substantial likelihood that disclosure of the omitted fact would have caused the reasonable investor to change his vote.” TSC, 426 U.S. at 449. Rather, the standard requires “a showing of a substantial likelihood that, under all the

[1]	Delaware corporate law applies because BlueLinx is a Delaware corporation.

circumstances, the omitted fact would have assumed actual significance in the deliberations of the reasonable shareholder.” TSC, 426 U.S. at 449.
     As discussed below, the omitted disclosures are material to BlueLinx shareholders.
1.	Material Mistakes in the computations of Value in the Fairness Opinion
     BlueLinx’s discounted cash flows, which were determined by Citadel and were used to substantiate the purported “fairness” of the Proposed Transaction, are clearly material to a shareholder’s ability to evaluate whether a company is better as a standalone entity and, thus, should have been disclosed. See, e.g., Simonetti Rollover IRA v. Margolis, C.A. No. 3694-VCN, 2008 WL 5048692, at *9 (Del. Ch. June 27, 2008) (discussing importance of underlying financial forecasts and projections relied upon in the fairness opinions). Shareholders will not be able to make an informed decision whether to tender their shares if there are mistakes in the discounted cash flow methodology used to compute fair value. See, e.g., In re Emerging Commun’s., Inc. S’holder Litig., No. Civ. A. 16415, 2004 WL 1305745, at *37 (Del. Ch. June 4, 2004) (finding discounted cash flow highly material because knowledge of the projections “would have enabled the shareholders to understand [the company’s] intrinsic worth and the extent of the market’s undervaluation of their company.”) Especially where, as here, shareholders are receiving cash for their shares, reliable discounted cash flows regarding company’s future prospects are of obvious materiality to the electorate. In re PNB Hldg. Co. S’holder Litig., No. Civ. A. 28-N, 2006 WL 2403999, at *15 (Del. Ch. 2006).
     The Base Case forecast projects that BlueLinx’s EBITDA, which was negative $9.3 million in 2009, is expected to be negative $6.5 million in 2010, and will turn positive in 2011 ($27.3 million) and increase to more than $200 million by the end of the forecast period. The increase in BlueLinx’s revenue and EBITDA is projected to increase as U.S. housing starts improve from uncharacteristically low levels. In computing the terminal value portion of the DCF, which is the generally thought of as the value of ongoing operations beyond the forecast period, Citadel averaged BlueLinx’s historical EBITDA for 2009 with the projected EBITDA for 2010 — 2015 to arrive at “normalized” EBITDA of $77 million. It applied multiples to this average EBITDA of 5.0 to 7.0x in computing terminal value. Citadel’s terminal value calculation assumes that the recent and current disruption in the housing market is indicative of a “normal” business cycle, when, in fact, housing starts in 2009 at .554 million were the lowest in the last 50 years, and were approximately one-third of the average housing starts of 1.5 million annually since 1959. It does not factor in the possibility that there will be a sustained recovery in housing starts, beyond the forecast period, that mimics historical economic cycles.
     The expert’s analysis demonstrates that Citadel’s DCF analysis, and resulting conclusion that BlueLinx’s implied value is between negative $0.41 and $3.53 per share is highly dependent upon the assumed terminal value EBITDA. Empirical data for U.S. housing starts supports that the correction experienced recently was unprecedented as compared to the last 50 years. While it may be generally acceptable to “normalize” EBITDA to account for business cyclicality, in this particular case, the methodology used understates the implied value of BlueLinx.
     Also, the methodology Citadel applied in its Comparable Company Analysis and Precedent Transaction Analysis, specifically with respect to the use of EBITA multiples (as opposed to revenue multiples), is unreasonable and results in an understated implied value for the Company. For example, in the Comparable Company Analysis using the 2010 estimated EBITA multiples of public distribution companies and applying those multiples to the 2010 estimated EBITA for the Company yields an implied per share value on the “low” end of the range to be a negative $13.03 per share and a negative $13.41 on the “high” end of the range. A different multiple should have been used because the EBITA multiples do not satisfy any reasonableness check.
2.	Material Omissions and Misrepresentations Regarding Financial Analyses Performed by Citadel
     The opinion of the target company’s financial advisor is perhaps the most important information to be disclosed to shareholders in connection with a tender offer. Indeed, it is fundamental that, in order to make an informed decision, shareholders need certain financial information including a fair summary of a financial advisor’s analyses. As the Delaware Chancery Court, which has presided over countless similar-type transactions, has stated:
[S]tockholders are entitled to a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendations of their board as to how to vote on a merger or tender rely... [T]he disclosure of the banker’s “fairness opinion” alone and without more, provides stockholders with nothing other than a conclusion, qualified by a gauze of protective language designed to insulate the banker from liability.
The real informative value of the banker’s work is not in its bottom-line conclusion, but in the valuation analysis that buttresses that result.
In re Pure Resources, Inc. S’holder Litig., 808 A.2d 421, 449 (Del. Ch. 2002) (shareholders confronted with the choice of tendering their stock or not would find it material to know “key assumptions” that an investment banker used in performing its analyses).
     Stockholders are entitled to a fair summary of the substantive work performed by the investment bankers upon whose advice they are asked to rely, including the underlying financial forecasts and projections relied upon in the fairness opinions. Simonetti, 2008 WL 5048692, at *9; In re the MONY Group Inc. S’holder Litig., 852 A.2d 9, 25 (Del. Ch. 2004). This is because “[t]he real informative value of the banker’s work is not in its bottom-line conclusion, but in the valuation analysis that buttresses that result.” Simonetti, 2008 WL 5048692, at *8-10.

     Here the Recommendation Statement provides shareholders with Citadel’s conclusions, but it crucially fails to disclose the underlying methodologies, key inputs and multiples relied upon and observed by Citadel, the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by Citadel and relied upon by the Board in recommending the Proposed Transaction. As detailed above and in the Amended Complaint, the Recommendation Statement fails to disclose, among other things: (a) the material omission in the fairness opinion; and (b) the material omission regarding the sales process. Unless the Company discloses this material information, shareholders will not have a clear and complete understanding of the analyses performed by Citadel and will not be able to make an informed decision to tender their shares.
D.	Defendants’ Failure to Disclose Material Information Will Cause Irreparable Harm to BlueLinx Shareholders
     It is well-settled that an uninformed shareholder vote constitutes irreparable harm. See, e.g., ODS Technologies, L.P. v. Marshall, 832 A.2d 1254, 1262 (Del. Ch. 2003) (threat of an uniformed shareholder vote constitutes irreparable harm); Pure Resources, 808 A.2d at 452 (irreparable injury is threatened when a shareholder might make a voting decision on the basis of materially misleading or inadequate information); see also In re HCA Inc. S’holders Litig., 2006 WL 3480273, at * 2 (Del. Ch. Nov. 20, 2006) (noting that the “optimal time to bring a disclosure claim in connection with a proposed merger . . . is before the vote is taken and the deal closes”). Ortsman v. Green, 2007 Del. Ch. LEXIS 29, at *5 (Del. Ch. Feb. 28, 2007) C.A. No. 2670-N (“[o]nly by remedying proxy deficiencies in advance of a vote can irreparable harm be avoided.”). This is because it would be extremely difficult to either undo a consummated merger or calculate damages flowing from disclosure deficiencies with any precision.

     Consequently, courts in Delaware and elsewhere have consistently found that injunctive relief is particularly appropriate where shareholders have not been provided with material information prior to a stockholder vote. See, e.g., In re Netsmart Technologies, Inc. S’holders Litig., C.A. No. 2563-VCS, 924 A.2d 171, 32 Del. J. Corp. L. 941 (Del. Ch. 2007) (“Netsmart”) (enjoining stockholder vote on merger pending company’s issuance of additional disclosures); ODS Techs., L.P. v. Marshall, 832 A.2d 1254, 1262-63 (Del. Ch. 2003) ( “‘[i]t is appropriate for the court to address material disclosure problems through the issuance of a preliminary injunction that persists until the problems are corrected,’”) (internal citations omitted); Gilmartin v. Adobe Resources Corp., No. 12467, 1992 Del. Ch. LEXIS 80, at *43 (Del Ch. Apr. 6, 1992) (“a preliminary injunction for a brief period to enable the defendants to make corrective disclosure is the remedy most likely to vindicate” the shareholders’ right to cast an informed vote).
     BlueLinx shareholders are being presented with flawed calculations using the three valuation methodologies performed by Citadel in rendering their fairness opinion. A temporary injunction would effectively and efficiently avoid the irreparable harm which BlueLinx’s shareholders would suffer from being forced to tender their shares on inadequate disclosures because the necessary supplemental disclosure can be accomplished quickly. Thus, unless the consummation of the Proposed Transaction is enjoined until curative disclosures are provided, BlueLinx shareholders will be irreparably harmed.
     E. The Equities Are Balanced in Plaintiff’s Favor
     Here, the balance of equities weighs heavily in favor of granting injunctive relief. The denial of this limited interim relief will forever foreclose BlueLinx shareholders from making an informed investment decision based on the withheld information. Further, if the Court does not temporarily enjoin the Proposed Transaction, Plaintiff (and the rest of BlueLinx shareholders)

will be forced to determine whether to tender their shares on the basis of materially misleading and inadequate information. Indeed, BlueLinx shareholders stand to “suffer irreparable harm of the highest order if this “[C]ourt fails to grant injunctive relief.” Burlington Indus., 666 F. Supp. 799 (finding irreparable harm where company would cease to exist following consummation of tender offer).
     By contrast, injunctive relief will result in the ability of Defendants to comply with their fiduciary duties owed to Plaintiff and other BlueLinx shareholders. This is especially so in light of the fact that Defendants failed to disclose to shareholders all material information and are, thus, themselves responsible for any harm they might suffer.
     Moreover, whereas Plaintiff and other BlueLinx shareholders are left with little or no remedy if a temporary restraining order does not issue, Defendants may redress whatever harm they suffer in various manners. Defendants may wish to resume or renew merger discussions with the Special Committee at a later point in time. Furthermore, Defendants may simply reverse course and decide for BlueLinx to persist as a standalone entity. Each of these options poses far less harm than Plaintiff’s being forced to decide whether to give up his interest in BlueLinx in reliance upon materially misleading misstatements and omissions.
     Furthermore, Defendants will suffer no prejudice from a short postponement of the closing of the Proposed Transaction to give shareholders sufficient time to absorb the curative disclosures and guarantee a back-end short-form merger so that the remaining shareholders who do not tender can seek appraisal. Any postponement of the closing of the Proposed Transaction, to the extent that is even necessary, to allow for corrective disclosures is, on balance, worth the cost because it will ensure an informed decision in connection with the Proposed Transaction. See In re In re Staples S’holder Litig., 792 A.2d 934 (Del. Ch. 2001). The shareholders’ right to an informed decision clearly must be protected. Respect for the shareholders’ right to determine the course of this Company’s future compels granting Plaintiff’s motion for a temporary restraining order. In re Anderson, 519 A.2d 669, 679.
     Accordingly, it is clear that the balance of equities favors the issuance of a temporary restraining order and, thus, this factor weighs in favor of a temporary restraining order.
CONCLUSION
     For the foregoing reasons, Plaintiff’s motion for a temporary restraining order should be granted.
DATED: October 4, 2010

LEVI & KORSINSKY, LLP
/s/ Joseph Levi
Joseph Levi
Shannon L. Hopkins 30 Broad Street, 15th Floor New York, New York 10004 Tel: (212) 363-7500 Fax: (212) 363-7171 Attorneys for Plaintiff

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